Culmination Brewing Company

PROFIT AND LOSS

January - August, 2020

	TOTAL
Income	
40000 Sales	760.03
40002 Bottle Sales	18,296.08
40004 Food Sales	51,884.82
40006 Kegs Sales	22,047.00
40008 Private Event Sales	174.71
40010 Roots and Blooms Fee	6,162.00
40011 Taproom Sales	252,450.92
Total 40000 Sales	**351,775.56**
40016 Kegs Sales	223,141.04
40020 Sales of Product Income	7,066.37
40024 Unapplied Cash Payment Income	22,130.00
40026 Uncategorized Income	31,818.50
Total Income	**$635,931.47**
Cost of Goods Sold	
50006 Food Purchases and supplies	19,237.91
Catered Food	6,749.26
Total 50006 Food Purchases and supplies	**25,987.17**
50016 Keg Shell Return	-150.00
Cost of Goods Sold	2,445.87
50000 Brewing Ingredients	90,442.50
50002 Bottles/Cans	68,636.03
50004 Beverage Purchase - non alcohol	1,005.45
50008 Cost of Goods Sold Brewery Supplies	7,050.57
50009 Cost of labor - Brewing and Servers	169,346.96
50010 Keg/Alcohol Bev Purchases	760.00
Total Cost of Goods Sold	**339,687.38**
Total Cost of Goods Sold	**$365,524.55**
GROSS PROFIT	**$270,406.92**
Expenses	
60000 ADVERTISING/PROMOTIONS	
60004 Promo Products	27.74
60010 Web/Internet Advertising	169.55
60012 Tap Take Over	429.51
Total 60000 ADVERTISING/PROMOTIONS	**626.80**
60200 AUTOMOBILE EXPENSES	34.03
Fuel Reimb	890.14
Parking	47.85
Total 60200 AUTOMOBILE EXPENSES	**972.02**
61000 BUSINESS EXPENSES	
61006 Licenses/Permits and Fees	525.00

	TOTAL
61008 Excise Tax	3,733.78
61010 Privilege Tax	3,136.16
61012 State Taxes	150.00
62500 Dues and Subscriptions	3,245.62
63300 Insurance Expense	4,285.82
Total 61000 BUSINESS EXPENSES	**15,076.38**
66000 PAYROLL EXPENSES	
66001 Wages and Salaries	36,448.31
67006 Contract Labor	3,330.00
67008 Employer Payroll Taxes	20,575.78
Gratuity/ Tips	-16,563.43
Total 66000 PAYROLL EXPENSES	**43,790.66**
67200 EQUIP REPAIR/MAINTENANCE	395.00
68000 PROFESSIONAL FEES	
68002 Accounting	7,457.50
68004 Architech/Engineering/Design	100.00
68006 Legal	187.50
68010 Payroll Services	1,458.67
Total 68000 PROFESSIONAL FEES	**9,203.67**
Dues and Subscriptionss	936.23
OCCUPANCY COSTS	
62004 Security System	1,007.07
67100 Rent Expense	130,713.67
68600 Utilities	
68100 Telephone Expense	2,074.97
Electricity	8,587.03
Gas NW Natural	2,745.03
Total 68600 Utilities	**13,407.03**
Total OCCUPANCY COSTS	**145,127.77**
OFFICE EXPENSES	0.99
60400 Bank Service Charges	109.00
64900 Office Supplies	38.88
Merchant card fees	8,963.92
Office Equipment Purchased	148.07
Postage	73.75
Total OFFICE EXPENSES	**9,334.61**
OPERATING EXPENSES	33.00
64002 Brewery Supplies	4,039.72
64014 Fixtures/Small Repairs	248.76
64026 Taproom Equipment/Supplies	6,439.04
Equipment Rental	1,567.44
Kitchen Equipment/Supplies	2,452.17
Small Tools and Supplies	181.29
Taproom Decor	1,830.09
Total OPERATING EXPENSES	**16,791.51**
Over/Short	0.00

	TOTAL
TRAVEl/MEALS/ENTERTAINMENT	
68400 Travel Expense	432.25
Total TRAVEl/MEALS/ENTERTAINMENT	**432.25**
Total Expenses	**$242,686.90**
NET OPERATING INCOME	**$27,720.02**
Other Expenses	
63400 Interest Expense	10,884.35
71008 BUILDOUT CONSTRUCTION COSTS	
Construction	900.00
Total 71008 BUILDOUT CONSTRUCTION COSTS	**900.00**
77000 Interest Exp	2,426.35
90000 Ask My Accountant	30,285.05
Total Other Expenses	**$44,495.75**
NET OTHER INCOME	**$ -44,495.75**
NET INCOME	**$ -16,775.73**